UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 2 633 3149

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company’s (“BPGIC”) and Brooge Energy Limited’s (“Brooge Energy” or the “Company”) expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Phase III FEED study; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Form 20-F Filing

The Company is filing this Current Report on Form 6-K pursuant to the Order of the Securities and Exchange Commission (the “SEC”), issued on March 25, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934 (the “Exchange Act”), granting conditional exemptions from specified provisions of the Exchange Act and certain rules thereunder (Release No. 34-88465) (the “Order”). In reliance on the Order, the Company will delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), originally due on or before April 30, 2020. The Company anticipates filing the Annual Report with the SEC on or before June 15, 2020.

Although the COVID-19 global pandemic has caused little interruption to the operation of the Company’s oil storage facilities due to its highly automated and high-tech designs, it has disrupted the operations of its management and corporate staff. In addition to voluntary measures the Company has taken to protect its staff, government authorities have at various recent times implemented lockdown or other measures restricting the movement of people, including staff, vendors and professionals. This has impacted the Company’s and its Auditor’s ability to efficiently perform work related to the financial statements and related materials necessary for audit and, as a result, has delayed the completion of the audited consolidated financial statements and other information required to be included in the Annual Report. The Company is working diligently to address these issues to permit the Annual Report to be filed on or before June 15, 2020.

Upon filing of the Annual Report, management will have its first earnings conference call to discuss the financial results and business outlook. The Company will issue a news release announcing the date for the fiscal year ended December 31, 2019 conference call and earnings news release as soon as feasible.

In light of the current COVID-19 global pandemic, the Company will be including in the Annual Report a risk factor in substantially similar form to the following:

We are susceptible to general economic conditions, natural catastrophic events and public health crises, which could adversely affect our operating results.

Our results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the current outbreak of the COVID-19 coronavirus. Governments in affected countries, including the United Arab Emirates, are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak. Though our oil storage and services operations have not been significantly impacted by the COVID-19 pandemic, the activities of our executives and corporate staff have been, and may continue to be, disrupted and delayed. Many of the vendors and professionals with whom we work have also experienced disruptions. Our executives and corporate staff have been, and may continue to be, focused on mitigating the effects of COVID-19, which may delay other value-add initiatives.

In addition, the COVID-19 pandemic has significantly increased economic uncertainty. It is likely that the current outbreak or continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. Such adverse impact on the global economy may negatively impact the availability of debt and equity financing on commercially reasonable terms, which, in turn, may adversely affect our ability to successfully execute our business strategies and initiatives, such as the funding of capital expenditures.

The extent, if any, to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: April 29, 2020	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer